Exhibit 2.1

EXECUTION VERSION

From:

(1)

Silgan Holdings Inc., a corporation organized under the laws of the State of Delaware (USA), whose registered office is at Corporation Trust Center, 1209 Orange Street, Wilmington, New Castle County, Delaware 19801, United States, registered under number 2192667;

(the Purchasers Parent, acting on its own behalf as well as on behalf of the other persons set forth in Schedule 1 attached hereto (the Purchasers and each of them a Purchaser))

To:

(2)

Twist Beauty Packaging, a société par actions simplifiée organized under the laws of Luxembourg, whose registered office is at 43-45 Allée Scheffer 2520 Luxembourg, Grand Duchy of Luxembourg, registered with the Trade and Companies Registry under number B152772;

(the Beneficiaries Representative, acting on its own behalf as well as on behalf of the other persons set forth in Schedule 2 attached hereto (together with the Beneficiaries Representative, the Beneficiaries and each of them a Beneficiary))

New York City, on 27 January 2020

STRICTLY CONFIDENTIAL

Dear Madams and Sirs,

We refer to our recent discussions relating to the contemplated acquisition by the Purchasers of (i) all of the Securities held by the Beneficiaries and issued by the Companies and (ii) the Suzhou Business (as such terms are defined in the agreed form of securities and assets sale agreement attached hereto as Schedule 3 (the SPA) (the Transaction).

We acknowledge that before the Beneficiaries are in a position to make any decision to sell the Companies and, indirectly, the Subsidiaries (as such term is defined in the SPA), certain employees’ representative bodies within the Companies as identified in Schedule 4 (the Works’ Councils) must be informed and consulted in connection with the contemplated Transaction.

This letter (the Put Option Letter) sets forth the Purchasers’ irrevocable commitment to acquire all the Securities and the Suzhou Business on the terms and subject to the conditions set forth in the SPA.

Capitalized terms used in this Put Option Letter shall, unless otherwise defined herein, have the meanings ascribed to them in the SPA.

1.	PUT OPTION

(a)

The Purchasers Parent hereby irrevocably undertakes to, and procures that the Purchasers shall, purchase the Securities and the Suzhou Business at the price and under the other terms and conditions set forth in the SPA (the Put Option), subject only to the sending by the Beneficiaries Representative to the Purchasers Parent, in accordance with the terms of this Put

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EXECUTION VERSION

Option Letter, of a notice to exercise the Put Option (the Exercise Notice). By countersigning the Put Option Letter (the date of such signature being referred to as the Put Option Date), the Beneficiaries Representative, on behalf of the Beneficiaries, accept the benefit of the Put Option as an option solely, without undertaking to exercise such option.

(b)	The Exercise Notice shall be sent by the Beneficiaries Representative (acting on behalf of the Beneficiaries) to the Purchasers Parent, on or prior the earlier of (the Expiry Date):

(i)	the date falling seven Business Days after the Consultation Process, the Employees Information and the Merger Code Process have all been completed; and

(ii)	six months after the Put Option Date.

(c)	The Put Option is governed by the provisions of Article 1124 of the French Civil Code and is irrevocable until the Expiry Date.

(d)

Without prejudice to the provisions of Clause 11, if the Exercise Notice has not been sent on or prior to the Expiry Date, the Put Option will automatically terminate as at the Expiry Date and each party shall be released from their obligations under the Put Option, without any liability whatsoever save in case of prior breach of the terms and provisions of this Put Option Letter.

(e)

In case of exercise of the Put Option, the Purchasers Parent and the Beneficiaries Representative irrevocably undertakes to and procures that the Purchasers, with respect to the Purchasers Parent, and the Beneficiaries, with respect to the Beneficiaries Representative, will execute the SPA and the representations and warranties agreement attached hereto as Schedule 5 (the R&W Agreement) within five Business Days of the date of receipt by the Purchasers Parent of the Exercise Notice (the Execution Period). The place and date of execution of the SPA and the R&W Agreement by the Purchasers and the Beneficiaries shall be jointly agreed by the Purchasers Parent and the Beneficiaries Representative or, failing such agreement within the Execution Period, shall be the date of the last day of the Execution Period at the offices of Latham & Watkins LLP in New York, United States (any such date being referred to as the Execution Date).

(f)

It is hereby expressly specified that the validity and enforceability of the Put Option is not subject to the execution of the SPA and the R&W Agreement and accordingly, upon exercise of the Put Option and execution of the SPA and the R&W Agreement by the Beneficiaries, the Purchasers Parent shall procure that the Purchasers shall acquire the Securities and the Suzhou Business at the price and under the other terms and conditions of the SPA, whether or not the SPA and the R&W Agreement have been executed by the Purchasers. The Purchasers Parent, on its own behalf and on behalf of the Purchasers, agrees that their obligations under the Put Option and the completion of the Transaction as provided under the SPA may be enforced through specific performance, in accordance with the provisions of articles 1221 and 1222 of the French Civil Code, without any prior formal notice (mise en demeure préalable) being required from the Beneficiaries. The parties expressly acknowledge that such specific performance may be sought by the Beneficiaries against the Purchasers as well as the Purchasers Parent, even if it creates a manifest disproportion between its cost to the Purchasers and Purchasers Parent and its interest for the Beneficiaries.

EXECUTION VERSION

2.	CONSULTATION PROCESS

(a)

The Purchasers Parent acknowledge that the exercise of the Put Option by the Beneficiaries is subject to (a) the Works’ Councils listed in paragraph 1 and 2 of Schedule 4 (the French Works’ Councils) being informed and consulted on the Transaction (the French Consultation Process) and (b) the Works’ Council listed in paragraph 3 of Schedule 4 (the Dutch Works’ Council) being informed and consulted on the Transaction and on any potential related financing commitment or security to be provided by, over or entered into by Albéa Alkmaar B.V.) (the Dutch Consultation Process), each in accordance with applicable Laws (collectively, the Consultation Process).

(b)	The Beneficiaries Representative agrees and undertakes to, and procures that all the other Beneficiaries shall:

(i)

cause the Consultation Process to be initiated within seven Business Days following the Put Option Date, provided that the Purchasers comply with their undertakings under Clause 2(g)i in a timely manner (the Consultation Process Initiating Date);

(ii)	use their best efforts to conduct the Consultation Process diligently with a view to completing it as soon as reasonably possible following the Consultation Process Initiating Date.

(c)

For the purpose of this Put Option Letter, the French Consultation Process shall be deemed completed on the earlier of (i) the date of the meeting during which, following their information and consultation in accordance with applicable Law, the French Works’ Councils will have delivered a final opinion regarding the Transaction or (ii) failing an express opinion from the French Works’ Councils, the date on which the French Works’ Councils will be deemed to have rendered a final opinion pursuant to applicable Laws (or, with respect to Albéa European works council, in accordance with the agreement setting such council).

(d)

For the purpose of this Put Option Letter, the Dutch Consultation Process shall be deemed completed if either it is completed in a way that is consistent with the advice of the Dutch Works’ Council, or the Dutch Works’ Council has waived its right of advice in writing. If the Dutch Consultation Process is completed in a way that deviates from the Dutch Works’ Council’s advice, the Dutch Consultation Process shall be satisfied if:

(i)	the Dutch Works’ Council has waived its rights in writing to initiate legal proceedings pursuant to article 26 of the Dutch Works Councils Act;

(ii)

the applicable waiting period pursuant to article 25(6) of the Dutch Works Councils Act has lapsed without the Dutch Works’ Council having initiated legal proceedings pursuant to article 26 of the Dutch Works Councils Act; or

(iii)

any legal proceedings initiated by the Dutch Works’ Council pursuant to article 26 of the Dutch Works Councils Act (including any appeals) have been dismissed to the effect that no measures obstructing the implementation of the Transaction (and any related financing commitment or security to be provided by, over or entered into by Albéa Alkmaar B.V.) are imposed by the Dutch Enterprise Chamber (Ondernemingskamer) and any such dismissal is no longer subject to appeal (in kracht van gewijsde). In the event that the Dutch Enterprise Chamber decides in a final order in favour of the Dutch Works’ Council, the Beneficiaries shall, or procures that Albéa Alkmaar B.V. shall, re-open the consultation with the Dutch Works’ Council, taking the Dutch Enterprise Chamber’s decision into account.

EXECUTION VERSION

(e)

The Consultation Process shall be deemed completed once both the French Consultation Process and the Dutch Consultation Process are completed in accordance with paragraphs (c) and (d) of this Clause 2, respectively.

(f)

The Beneficiaries Representative undertakes to, and procures that all the Beneficiaries and Albéa Alkmaar B.V. shall, keep the Purchasers Parent regularly informed of the status of the Consultation Process, as far as reasonably practicable and subject to applicable antitrust Laws, including by:

(i)

providing the Purchasers with any material documents and information to be communicated to the Works’ Councils (or any appointed expert) prior to their disclosure to the Works’ Councils (including the draft of the request for advice to the Dutch Works’ Council) as long as those documents and information relate to the Transaction (for the avoidance of doubt, none of the Beneficiaries shall be under any duty to disclose any information or documents relating to the Beneficiaries Group’s organization or plans for its retained entities and employees further to completion of the Transaction), in order (i) to give the Purchasers the opportunity to review and comment on them and (ii) for the Beneficiaries to give due regard and consideration to any reasonable comments provided by or on behalf of the Purchasers;

(ii)

providing the Purchasers with copies of all material written correspondence, notices and other communications, including questions raised by the Works’ Councils, received by any of the Beneficiaries or the Group Companies in connection with the Consultation Process, as soon as reasonably practicable after receipt of the same;

(iii)

providing the Purchasers with an extract of the draft (if available) and final minutes of all meetings of the Works’ Councils relating to the Transaction (and any potential related financing commitment or security to be provided by or over or entered into by Albéa Alkmaar B.V.) during the Consultation Process, including the final opinion/advice delivered by the Works’ Councils no later than five Business Days after obtaining the same.

(g)	The Purchasers Parent undertakes to, and procures that the Purchasers shall, co-operate with the Beneficiaries and the relevant Group Companies, with respect to the Consultation Process, including by:

i.

providing no later than within four Business Days following the Put Option Date all relevant information reasonably requested by the Beneficiaries Representative, acting on behalf of the Beneficiaries, and/or the relevant Group Companies in relation to the Transaction (which shall notably include a presentation of the Purchasers’ organization and information regarding the Purchasers’ foreseeable plans for the Group Companies and their management and employees);

ii.

providing the Beneficiaries Representative, acting on behalf of the Beneficiaries, and the relevant Group Companies with any document or information which the Works’ Councils or any expert that may be appointed by the Works’ Councils, would reasonably request;

iii.	designating a representative to attend meetings of each Works’ Council, upon reasonable request made by the Beneficiaries and with reasonable notice; and

iv.	more generally providing all reasonable assistance and cooperation with a view to complete the Consultation Process in a timely fashion.

EXECUTION VERSION

(h)

The Beneficiaries Representative undertakes to, and procures that all other Beneficiaries and Group Companies shall, coordinate with the Purchasers and obtain the Purchasers’ written consent prior to (i) making any communication to any Works’ Councils regarding the Purchasers’ intentions concerning the future operations of the business carried out by the Group Companies and the Suzhou Business (ii) disclosing to any Works Council any information provided by the Purchasers expressly identified by the Purchasers Parent as sensitive or confidential information.

(i)

The Beneficiaries Representative undertakes not to, and procures that all other Beneficiaries and Group Companies shall not, make any commitment whatsoever (or enter into any agreement or understanding) that would impose any obligation or adversely affect the Purchasers, any of its Representatives or any Group Company before or after Completion, vis-à-vis the employees of any Group Company or their representative bodies (including, without limitation, with respect to the terms of employment, employment preservation, employment benefits or equity arrangements of the employees of the Group Companies) other than those provided for in this Put Option Letter or in the SPA, without the prior written consent of the Purchasers Parent.

3.	EMPLOYEES INFORMATION

(a)

The Purchasers acknowledge that the exercise of the Put Option by the Beneficiaries is subject to all employees of Albéa Lacrost being informed of the proposed sale of the Albéa Lacrost Securities, in accordance with articles L.23-10-7 et sec. of the French Commercial Code (the Employees Information). In that respect, the Beneficiaries shall do their best efforts to cause Albéa Lacrost to inform each of its employees of the proposed sale of the Albéa Lacrost Securities at the latest simultaneously to the initiation of the Consultation Process.

(b)	For the purpose of this Put Option Letter, the Employees Information shall be deemed completed on the date of completion of the Consultation Process as defined in Clause 2(c).

4.	MERGER CODE PROCESS

(a)

The Beneficiaries Representative and the Purchasers Parent undertake to, and procures that the Beneficiaries and the Purchasers respectively shall, cooperate and make their best efforts to act in accordance with the Dutch Merger Code (SER Fusiegedragsregels 2015).

(b)	The Purchasers Parent acknowledges that the exercise of the Put Option by the Beneficiaries is also subject to completion of the Dutch Merger Code process (the Merger Code Process).

(c)

The Merger Code Process shall be deemed completed if (i) the Dutch Social Economic Council has been notified, and (ii) the relevant Dutch trade unions (Trade Unions) have been notified and invited to a consultation meeting (both (i) and (ii) pursuant to the Dutch Merger Code, in connection with the Transaction), and (iii) such process has been completed as determined by the Beneficiaries Representative and the Purchasers Parent both acting reasonably, it being understood that the Merger Code Process shall in any event be deemed completed (x) if none of the Trade Unions have responded to the notifications referred to above within one (1) month of their issuance, or (y) in the event that the Trade Unions have all informed the Beneficiaries or Purchasers of their views on the Transaction or (z) in the event that the Trade Unions have all indicated not to be interested in a consultation meeting with either of the Beneficiaries or Purchasers on the Transaction.

EXECUTION VERSION

5.	EXCLUSIVITY

Except as provided under Clause 3, as from the Put Option Date and until the earlier to occur of (i) the Execution Date and (ii) the end of a nine-month period following the Put Option Date, the Beneficiaries Representative shall not, and procures that the Beneficiaries and their respective Representatives (including the Group Companies) shall not, directly or indirectly:

(i)

(a) initiate, solicit, encourage, respond or facilitate any inquiry, proposal or offer by any Third Party with respect to (v) an investment in, directly or indirectly, any of the Group Companies, through issuance of securities or otherwise, (w) the transfer by any means, directly or indirectly, of all or part of the Securities or of the securities issued by any of the Group Companies, (x) the transfer by any means, directly or indirectly, of all or part of the Suzhou Business, or (y) the transfer by any means, directly or indirectly, of a material part of their respective businesses by any of the Group Companies, or (z) any other transaction similar to, or having the same purpose as the Transaction (any such inquiry, proposal or offer, a Competing Proposal), (b) enter into, continue, or participate in any discussions or negotiations with any Third Party with respect to any Competing Proposal or (c) make any offer to, or enter into any agreement with, any Third Party regarding a Competing Proposal, or invite or solicit any such discussions;

(ii)

furnish any information or afford access to the business, financial position, properties, assets, or the books and records of any of the Beneficiaries or Group Companies to any person or entity other than the Purchasers and/or any of their Representatives in connection with any Competing Proposal.

6.	ANTITRUST AUTHORIZATIONS

(a)	The Purchasers Parent shall, and procures that the Purchasers shall, initiate the process to obtain the Antitrust Clearances promptly after the Put Option Date and, in any case, shall make:

(i)

all relevant confidential pre-filings of draft notifications and/or confidential filings, as may be required to facilitate the review by the required Authorities in the relevant jurisdictions, within fifteen Business Days as from the Put Option Date; and

(ii)

all filings and notifications with the required Authorities in the relevant jurisdictions (A) within fifteen Business Days as from the Put Option Date, if no confidential pre-filings of draft notifications and/or confidential filings are required and (B) promptly once the Purchasers Parent has obtained reasonable comfort from the relevant Authorities that it has addressed such Authorities’ questions during pre-filings phases, in the other cases.

(b)

Except as otherwise provided herein, the Purchasers and the Beneficiaries shall comply with the provisions of Clause 4.2 of the SPA as if such provisions were set out in this Put Option Letter, mutatis mutandis, and any references therein to the Agreement (or any similar expression) shall be deemed to be a reference to this Put Option Letter.

EXECUTION VERSION

7.	CONDUCT OF BUSINESS

The Beneficiaries Representative agrees to, and procures that the Beneficiaries shall, comply with the provisions of Clause 5.1 (Conduct of Business up to Completion) and to the fullest extent permitted by applicable Laws, of Clause 5.3 (Steering Committee) of the SPA, as from the Put Option Date and until the earlier to occur the Execution Date and the Expiry Date, as if such provisions were set out in this Put Option Letter, mutatis mutandis, and any references therein to the Agreement (or any similar expression) shall be deemed to be a reference to this Put Option Letter.

8.	FINANCING COOPERATION

The Beneficiaries Representative agrees to, and procures that the Beneficiaries shall, comply with the provisions of Clauses 5.8 (Cooperation with respect to the Purchasers’ Financing), 21(c), 22, 28(a) and 28(b) of the SPA, as from the Put Option Date and until the earlier to occur the Execution Date and the Expiry Date, as if such provisions were set out in this Put Option Letter, mutatis mutandis, and any references therein to the Agreement (or any similar expression) shall be deemed to be a reference to this Put Option Letter.

9.	REPRESENTATION & WARRANTIES

(a)

The Purchasers Parent, on its own behalf and on behalf of the Purchasers, hereby give the representations and warranties to the Beneficiaries provided in Clause 8.1 and 8.3 of the SPA and the Beneficiaries Representative, on its own behalf and on behalf of the Beneficiaries, hereby give the representations and warranties to each member of the Purchasers Group provided in Clause 9.1 and 9.2 of the SPA, as if such provisions were set out herein and any reference therein to this Agreement or to the date hereof (or a similar expression) shall be deemed to include a reference to this Put Option Letter and the Put Option Date, respectively.

(b)

The Purchasers further represent that the execution of this Put Option Letter and the completion of the Transaction are not subject to any prior consultation of any works council or unions under applicable Laws at the level of the Purchasers Group.

10.	ANNOUNCEMENT - CONFIDENTIALITY

(a)

The Purchasers Parent and the Beneficiaries Representative shall agree on the content and timing of circulation of any press release in relation to the Transaction, including the ones which will be made on or immediately after the Put Option Date.

(b)

Save for such press release or as may be required by Law, each party agrees that this Put Option Letter as well as its existence, contents and any information disclosed in connection with the matters contemplated herein are strictly confidential and shall not be disclosed to any person whatsoever without the prior written consent of the other parties hereto and agrees that the provisions of Clause 17 (Confidentiality and Announcements) of the SPA shall apply mutatis mutandis to the extent applicable as if references to Agreement was to this Put Option Letter.

EXECUTION VERSION

11.	DURATION AND TERMINATION

(a)

Unless otherwise set out in this Put Option letter, this Put Option Letter shall terminate on the earlier of the Execution Date or, if the Put Option has not been exercised, on the date which 9 months from the Put Option.

(b)

Each of the Beneficiaries Representative and the Purchasers Parent may further decide to terminate this Put Option Letter, by sending a notice to the other at any time after the date on which any of the Conditions set forth in Clause 4.1(a)(i) (Antitrust Clearances) of the SPA or in Clause 4.1(a)(ii) (Key Reorganization Steps) of the SPA (with respect to the Purchasers Representative only) is no longer capable of being satisfied on or before the Longstop Date (or the Postponed Longstop Date, if postponed in accordance with Clause 4.4 of the SPA). The Beneficiaries Representative may also decide to terminate this Put Option Letter in the event that the Put Option has been exercised and the Purchasers have not executed the SPA on or prior to the Execution Date.

(c)

If the Beneficiaries Representative terminates the Put Option in the case where (A) any of the Conditions set forth in Clause 4.1(a)(i) (Antitrust Clearances) of the SPA is no longer capable of being satisfied on or before the Longstop Date (or the Postponed Longstop Date, if postponed in accordance with Clause 4.4 of the SPA) or (B) the Purchasers have not executed the SPA on or prior to the Execution Date despite the Put Option having been exercised, the Purchasers undertake to pay the Break Fee to the Beneficiaries in accordance with the terms and subject to the obligations set forth in the provisions of Clause 4.5 of the SPA, which applies mutatis mutandis to this Put Option Letter. Any termination of the Put Option Letter pursuant to this Clause 11(c) shall be without prejudice to all other rights and remedies available to the Beneficiaries or the Purchasers, as the case may be, including the right to claim for damages under this Put Option Agreement.

(d)

If the Consultation Process is completed and the Beneficiaries have not executed the SPA and the R&W Agreement on or prior to the Execution Date, the Beneficiaries shall pay to the Purchasers Parent, no later than five Business Days following the Expiry Date, an aggregate fixed amount of 25 million USD (corresponding to the amount of the estimated costs and expenses and time incurred by each Purchaser and the Purchasers Parent in connection with the Transaction) (the Termination Payment). For the avoidance of doubt, nothing in this Clause 11(d) shall be construed as creating any obligation on the Beneficiaries to notify an Exercise Notice. The provisions of this paragraph are an integral part of this Put Option Letter without which the Purchasers Parent would not have entered into this Put Option Letter. The Beneficiaries Representative undertakes not to, and procures that Beneficiaries shall not, challenge the validity or enforceability of the Termination Payment.

(e)

Upon any termination of the Put Option Letter, each party shall cease to be bound by the obligations applicable to it under this Put Option Letter, provided that nothing herein shall release the liability of a party to the other hereunder for any antecedent breach of its obligations hereunder and save for the provisions of Clauses 5, 10, 11, 12 and 13 which shall survive any termination of the Put Option Letter.

12.	REFERENCES TO THE PROVISIONS OF THE SPA

The provisions of Clauses 1.2, 12 to 17 and 19 to 27 of the SPA shall be incorporated in this Put Option Letter as if set out herein and shall apply mutatis mutandis as if references in those provisions to the “Agreement”, “Parties” or the “date hereof” (or similar expressions) were respectively to this Put Option Letter, the parties hereto and the Put Option Date.

EXECUTION VERSION

13.	GOVERNING LAW

(a)	This Put Option Letter and any contractual or non-contractual obligation arising out of or in connection with this Put Option Letter shall be governed by, and construed in accordance with, French law.

(b)

Each party further irrevocably waives (i) any right it may have under article 1186 of the French Civil Code to claim that the Put Option Letter has lapsed as a result of any other contract contributing to the completion of the Transaction having terminated, lapsed or being ineffective for any reason whatsoever, and (ii) any right it may have under article 1195 of the French Civil Code and fully assumes any risk which may arise from any of the unforeseeable circumstances referred to under such article, and accordingly no termination, lapse or variation of this Put Option Letter shall be permitted on the grounds of such provisions of the French Civil Code.

(c)

All disputes arising out of or in connection with this Put Option Letter (including without limitation with respect to the existence, validity, performance, termination and interpretation of this Put Option Letter and any non-contractual obligation arising out of or in connection with this Put Option Letter) shall be submitted to the exclusive jurisdiction of the Commercial Court of Paris.

We look forward to working together towards the completion of this Transaction.

Yours faithfully,

The Purchasers Parent

Silgan Holdings Inc.

/s/ Anthony J. Allott
Duly represented by:
Anthony J. Allott, Chairman & Chief Executive Officer

[Signature page to the Put Option Letter]

EXECUTION VERSION

The Put Option is countersigned by the Beneficiaries Representative exclusively to acknowledge the agreement of the Beneficiaries Representative on its provisions and, in particular on certain undertakings of the Beneficiaries provided therein. In no event shall such signature be construed as an exercise of the Put Option by the Beneficiaries Representative, which shall only result from the sending of an Exercise Notice.

In Luxembourg, on 27 January 2020

The Beneficiaries Representative

Twist Beauty Packaging SAS

/s/ Maxime Miossec
Duly represented by:
Maxime Miossec, Authorized Signatory

[Signature page to the Put Option Letter]